UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

As previously reported, on January 22, 2024, Virax Biolabs Group Limited, a Cayman Islands exempted company (the “Company”), entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, its ordinary shares, par value $0.001 per share (the “Ordinary Shares”).

On September 30, 2024, the Company filed with the Securities and Exchange Commission (“SEC”) a prospectus supplement (the “Sticker Prospectus Supplement”) to amend and supplement the prospectus supplement dated January 22, 2024 (the “Original Prospectus Supplement”), and the accompanying base prospectus dated December 15, 2023 (the “Base Prospectus”), filed as part of the Company’s effective Registration Statement on Form F-3 (File No. 333-275893) (the “Registration Statement”), to increase the maximum aggregate offering amount of Ordinary Shares that the Company may offer and sell from time to time, through the Sales Agent under the Sales Agreement, to up to $2,879,117 (which amount does not include $779,336 of Ordinary Shares previously sold by the Company under the Sales Agreement). The Sticker Prospectus Supplement, Original Prospectus Supplement and Base Prospectus form a part of the Registration Statement.

The description of the Sales Agreement set forth in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 22, 2024, is incorporated herein by reference. The Sales Agreement is incorporated herein by reference to Exhibit 10.1 to such Report.

A copy of the opinion of Ogier (Cayman) LLP relating to the legality of the issuance and sale of the Ordinary Shares is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares, nor shall there be any offer, solicitation or sale of the Ordinary Shares in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement and into each prospectus supplement filed pursuant to Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No	Description

5.1	Legal Opinion of Ogier
23.1	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)
10.1

At The Market Offering Agreement dated January 22, 2024, by and between the Company and the Sales Agent (incorporated by reference to Exhibit 10.1 on the Company’s Report on Form 6-K dated January 22, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	September 30, 2024	By:	/s/ James Foster
James Foster, Chief Executive Officer